SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

DNB Financial Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

233237 10 6

(CUSIP Number)

J. Abbott R. Cooper

CT Opportunity Partners I LP

203 Colony Road

Jupiter, FL 33469

917-744-7758

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233237106

1	NAME OF REPORTING PERSON CT Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 256,945
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 256,945
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.95%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
________

*	The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON CT Opportunity Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 256,945*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 256,945*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.95%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OOO (Limited Liability Company)
_________

*	Solely in its capacity as general partner of CT Opportunity Partners I LP. CT Opportunity Management LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.

**	The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.53%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OOO (Limited Liability Company)
______

*	The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,000*
	8	SHARED VOTING POWER 256,945*
	9	SOLE DISPOSITIVE POWER 23,000*
	10	SHARED DISPOSITIVE POWER 256,945*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.49%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

_________

*

Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 256,644 shares as one of the two controlling persons of CT Opportunity Management LLC. Mr. Cooper may be deemed to beneficially own and have sole voting and dispositive power over 23,000 shares as the controlling person of Driver. Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**

The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON John B. Thompson II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 256,945*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 256,945*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.95%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
_______

*	Mr. Thompson may be deemed to beneficially own these shares as one of the two controlling persons of CT Opportunity Management LLC. Mr. Thompson disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**	The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

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This amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the Schedule 13D filed on January 17, 2019 (as amended and supplemented through the date of this Amendment No. 4, the “Schedule 13D”) by (a) CT Opportunity Partners I LP, a Delaware limited partnership, (b) CT Opportunity Management LLC, a Delaware limited liability company, (c) Driver Management Company LLC, a Delaware limited liability company, (d) J. Abbott R. Cooper, citizen of the United States of America, and (e) John B. Thompson II, a citizen of the United States of America, relating to the common stock, par value $1.00 per share (the “Common Stock”), of DNB Financial Corporation, a Delaware corporation (“DNB” or the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. Except as specifically amended by this Amendment No. 4, the Schedule 13D is unchanged.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 12, 2019, the Reporting Persons submitted a demand (the “Books and Records Demand”) to inspect the books and records of the Issuer made pursuant to Section 1508 of the Pennsylvania Business Corporation Law. As stated in the Books and Records Demand, the purpose of making such demand was to allow the Reporting Persons to investigate:

1.	Whether DNBF was in fact obligated to make the $433,519.35 payment made to Mr. Liuzzi (the “Liuzzi Payment”) pursuant to the Liuzzi Separation Agreement, which payment was characterized as a “Change of Control Payment” made pursuant to the Liuzzi Change of Control Agreement”;

2.	Whether the DNBF board of directors acted with due care and loyalty in connection with the Liuzzi Payment;

3.	Whether the determination to characterize the Liuzzi Payment as a “Change of Control Payment” was made in order to intentionally mislead DNBF shareholders or was instead the result of a lack of due care;

4.	Whether DNBF should take affirmative steps to correct any misleading disclosures relating to the Liuzzi Payment;

5.	Whether the DNBF board of directors was regularly apprised as to the prices that DNBF might be able to obtain in a sale or similar transaction, particularly relative to the prices at which DNBF common stock might trade at in the future and whether any related analyses were reasonably prepared using the best available estimates of DNBF’s future performance and took into account the risks and uncertainties of achieving those estimates; and

6.	Whether, in hiring investment bankers in connection with a potential sale transaction, the DNBF board of directors is exercising proper due care in selecting qualified advisors with relevant expertise involving publicly traded corporations of similar size to DNBF

On March 18, 2019, Gerald Sopp, the Issuer’s corporate secretary, sent a letter to counsel to the Reporting Persons notifying the Reporting Persons that the Issuer did not intend to comply with the Books and Records Demand.

On April 9, 2019, The Reporting Persons sent a letter (the “April 9 Letter”) to James Thornton, chairman of the Issuer’s board of directors regarding the Issuer’s refusal to comply with the Books and Records Demand. The April 9 Letter is attached herto as Exhibit 99.7 and incorporated herein by reference.

Item 7. Exhibits.

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons, dated January 18, 2019
Exhibit 99.2	January 22 Letter
Exhibit 99.3	January 29 Letter
Exhibit 99.4	January 30 Letter
Exhibit 99.5	February 26 Letter
Exhibit 99.6	March 23 Term Sheet
Exhibit 99.7	April 9 Letter

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2019

CT Opportunity Partners I LP By: CT Opportunity Management LLC, its general partner

By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper Title: President

CT Opportunity Management LLC

By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper Title: President

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper Title: Manager

By	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

By	/s/ John B. Thompson II
John B. Thompson II

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